APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Anas Norwegian Bakeri LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Discounts given	-214.63
QuickBooks Payments Sales	2,066.43
Sales	12,512.15
Sales of Product Income	512.00
Uncategorized Income	-810.58
Total Income	**$14,065.37**
Cost of Goods Sold	
Shipping	188.18
Total Cost of Goods Sold	**$188.18**
GROSS PROFIT	**$13,877.19**
Expenses	
Advertising & Marketing	1,247.31
Bank Charges & Fees	7.20
Car & Truck	101.86
Contractors	33.46
Insurance	39.11
Job Supplies	2,881.20
Meals & Entertainment	377.53
Office Supplies & Software	2,256.82
Other Business Expenses	47.00
QuickBooks Payments Fees	97.25
Rent & Lease	265.00
Taxes & Licenses	389.24
Uncategorized Expense	25.00
Utilities	480.00
Total Expenses	**$8,247.98**
NET OPERATING INCOME	**$5,629.21**
Other Expenses	
Reconciliation Discrepancies	9,573.36
Total Other Expenses	**$9,573.36**
NET OTHER INCOME	**$ -9,573.36**
NET INCOME	**$ -3,944.15**

Anas Norwegian Bakeri LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1 Checking	39.64
Personal	3,395.21
Total Bank Accounts	**$3,434.85**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	-509.90
Undeposited Funds	0.00
Total Other Current Assets	**$ -509.90**
Total Current Assets	**$2,924.95**
TOTAL ASSETS	**$2,924.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Colorado Department of Revenue Payable	297.08
Total Other Current Liabilities	**$297.08**
Total Current Liabilities	**$297.08**
Total Liabilities	**$297.08**
Equity	
Opening Balance Equity	7,901.60
Owner's Investment	-600.00
Owner's Pay & Personal Expenses	-729.58
Retained Earnings	0.00
Net Income	-3,944.15
Total Equity	**$2,627.87**
TOTAL LIABILITIES AND EQUITY	**$2,924.95**

Anas Norwegian Bakeri LLC

Statement of Cash Flows

January 1 - July 4, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-7,821.73
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Uncategorized Asset	-3,983.56
US Bank Debit for Business	6,471.66
Colorado Department of Revenue Payable	162.98
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,651.08**
Net cash provided by operating activities	**$ -5,170.65**
FINANCING ACTIVITIES	
Opening Balance Equity	192.29
Owner's Investment	11,100.00
Owner's Pay & Personal Expenses	-1,677.25
Net cash provided by financing activities	**$9,615.04**
NET CASH INCREASE FOR PERIOD	**$4,444.39**
Cash at beginning of period	3,434.85
CASH AT END OF PERIOD	**$7,879.24**

I, Anne-Marie Fanakra Godfrey, certify that:

1. The financial statements of Anas Norwegian Bakeri included in this Form are true and complete in all material respects; and
2. The tax return information of Anas Norwegian Bakeri has not been included in this Form as Anas Norwegian Bakeri was formed on 05/11/2020 and has not filed a tax return to date.

Signature   *Anne-Marie Fanakra Godfrey*

Name: Anne-Marie Fanakra Godfrey

Title: Owner